SECUF 05035675 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52703

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH. D.C. 202 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PETKEVICH & PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 SECOND STREET, SUITE 710
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. MISHA PETKEVICH CHAIRMAN (415) 489-2303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. MISHA PETKEVICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETKEVICH & PARTNERS, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) ~~[illegible]~~
Independent auditors' supplemental report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of **California**
County of **San Francisco**

Subscribed and sworn to (or affirmed) before me on this **26th** day of **January, 2005**, by **J. Misha Petkevich,** personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature ______________________

JO ANN MILNER-HALL
Commission # 1514778
Notary Public - California
San Fancisco County
My Comm. Expires Oct 20, 2008

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Member of
Petkevich & Partners, LLC
San Francisco, California

We have audited the statement of financial condition of Petkevich & Partners, LLC, a wholly-owned subsidiary of The Petkevich Group, LLC, as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petkevich & Partners LLC, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2005

PETKEVICH & PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 65,806
Securities owned	25,093
	$ 90,899

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 16,725
State tax payable	6,000
Total liabilities	22,725
Member's equity	68,174
	$ 90,899

See notes to financial statements.

PETKEVICH & PARTNERS LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUES	
Investment banking and advisory fees	$ 2,551,458
Unrealized loss on warrants	(27,965)
	2,523,493
EXPENSES	
Professional fees	9,975
Regulatory fees	465
Other operating expenses	360,232
	370,672
INCOME BEFORE INCOME TAXES	2,152,821
INCOME TAXES	6,800
NET INCOME	$ 2,146,021

See notes to financial statements.

PETKEVICH & PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2004

Balance, December 31, 2003	$ 96,746
Distributions	(2,174,593)
Net income	2,146,021
Balance, December 31, 2004	$ 68,174

See notes to financial statements.

PETKEVICH & PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ 2,146,021
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on warrants	27,965
Change in assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	9,854
Related party receivable	1,022
(Decrease) increase in:	
Accounts payable	(16,660)
State tax payable	6,000
Deferred revenue	(41,076)
Net adjustments	(12,895)
Net cash provided by operating activities	2,133,126
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(2,174,593)
Net cash used by financing activities	(2,174,593)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(41,467)
CASH AND CASH EQUIVALENTS, December 31, 2003	107,273
CASH AND CASH EQUIVALENTS, December 31, 2004	$ 65,806

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 7,600
	Interest	$ 0

See notes to financial statements.

NOTE A – Organization and Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Petkevich & Partners, LLC (the Company), a Delaware limited liability company, was formed in May, 2000. Under this form of organization, the member is not liable for the debts of the Company. The Company, which is based in San Francisco, is a broker-dealer registered with the Securities and Exchange Commission and became licensed with the National Association of Securities Dealers, Inc. on December 26, 2000.

The Company's primary operating objective is to serve as a broker-dealer that provides companies with investment banking services such as raising private equity, mergers and acquisitions transactions, private investment in public entity, and financial advisory services.

The Company is a wholly owned subsidiary of The Petkevich Group, LLC (the Parent). These financial statements do not include any accounts of the Parent or any of its affiliates.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company derives revenues from transactions services such as raising capital, mergers and acquisitions, private investment opportunities in public entity, and financial advisory services. The Company records revenues when services are rendered or at settlement date, as applicable. Fees received in advance of providing services are recorded as deferred revenue and amortized over the respective service period.

Securities Owned

Securities owned, valued at fair market value, consist of warrants as of December 31, 2004.

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the Parent's tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE B - Accounts Receivable

The Company considers accounts receivable to be fully collectible: accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they are charged to operations when that determination is made. Collections on accounts receivable previously written off are included in other income as received. Bad debt expense for the year ended December 31, 2004 was $185,000 and is included in other operating expenses in the statement of operations.

NOTE C – Concentrations of Credit Risk

Due to the nature of the investment banking and advisory business, the Company's revenues during the year were generated from 6 customers, of which 57 % was earned from one customer.

NOTE D – Related Party – Common Control

Only certain direct operating expenses are incurred by the Company and are included in the statement of operations. The Company has an agreement with the Parent under which the Parent provides management, office facilities and other services to the Company. No fees were charged for such services in 2004. There were no unpaid fees to the Parent at December 31, 2004. An estimate of what these expenses would have been had the Company been an independent entity is not reasonably determinable. In 2003, the Company incurred and paid $881,492 in management fees to the Parent.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $ 43,081, which is $ 38,081, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .53 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

PETKEVICH & PARTNERS, LLC
COMPUTATION OF NET CAPITAL
December 31, 2004

NET CAPITAL	
Member's equity	$ 68,174
Less nonallowable assets:	
Securities owned	(25,093)
NET CAPITAL	$ 43,081
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 16,725
State tax payable	6,000
	$ 22,725
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 38,081
Ratio of aggregate indebtedness to net capital	.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 49,081
Audit adjustment – State tax payable	(6,000)
Net capital as reported herein	$ 43,081
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 16,725
Audit adjustment – State tax payable	6,000
Aggregate indebtedness, as reported herein	$ 22,725

These differences result in a ratio of aggregate indebtedness to net capital of .53 to 1.0 rather than .34 to 1.0 as previously reported.

PETKEVICH & PARTNERS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQU[illegible] PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(i). All cu[illegible] are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 31, 2005

To the Member of
Petkevich & Partners, LLC
San Francisco, California

We have audited the financial statements of Petkevich & Partners, LLC, a wholly owned subsidiary of The Petkevich Group, LLC, for the year ended December 31, 2004, and have issued our report thereon dated January 31, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Petkevich & Partners, LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Petkevich & Partners, LLC, taken as a whole. Our study and evaluation disclosed no condition that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Petkevich & Partners, LLC may occur and not be detected within a timely period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS